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May 4, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Support.com, Inc.
Preliminary Proxy Statement (the “Proxy Statement”)
Filed on April 27, 2016

Filed by VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX Capital Advisors, LLC, BLR Partners LP, BLRPart, LP, BLRGP Inc., Fondren Management, LP, FMLP Inc., Eric Singer, Bradley L. Radoff, Joshua E. Schechter, Richard Bloom, and Brian J. Kelley

File No. 001-37594

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 3, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, VIEX Capital Advisors, LLC and the other participants in its solicitation (collectively, “VIEX”), and provide the following responses on VIEX’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement Cover Letter

1.
We note your disclosure that you believe significant changes to the board are necessary to ensure that the company “is being run in a manner consistent with your best interests.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above and the assertions included below.

In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 4, 2016

VIEX acknowledges the Staff’s comment and believes that the statement has been properly couched as a belief of VIEX and believes that a reasonable factual basis exists for such belief. On a supplemental basis, VIEX offers the Staff the following explanation for its belief that significant changes to the Board are necessary to ensure that the Company “is being run in a manner consistent with your best interests.” As explained in the Proxy Statement, the Company’s total shareholder returns have been negative over the past one, three, five and ten-year periods, and over each such period, Support.com has significantly trailed the NASDAQ Composite Index and the NASDAQ Computer Index.

	SPRT	NASDAQ Composite Index	NASDAQ Computer Index
1-year	-43%	-2%	0%
3-year	-76%	55%	70%
5-year	-83%	84%	88%
10-year	-79%	135%	135%

Source: Bloomberg, calculated as of April 25, 2016.

VIEX believes that the significant destruction of stockholder value that has persisted over the near and long term is an indication that significant changes to the Board are necessary to ensure that the Company is being run in a manner consistent with stockholders’ best interests, who would presumably be interested in receiving a return on their investment rather than experiencing negative returns.

VIEX further notes that, as explained in the Proxy Statement, since the Company’s Q1 2014 earnings call, during which Chairman Stephens announced the beta testing of the Company’s next generation cloud-based software as a service (SaaS) offering Nexus, the Company’s stock price has declined approximately 61.5%.1 At the same time, Support.com’s cash balances are being depleted in furtherance of the strategy, declining from approximately $75.5 million at the end of Q1 20142 to an estimated $50 to $52 million at year end 2016.3 Moreover, per the Company’s own guidance, the Company is not expected to achieve a breakeven run-rate until the end of 20184 under its existing strategy. From the foregoing, VIEX believes that the continued pursuit of the current strategy is detrimental to stockholders and contrary to their best interests.

VIEX respectfully does not believe that its stated belief that significant changes to the Board are necessary to ensure that the Company “is being run in a manner consistent with your best interests” impugns the character or reputation of the Board. It is an undeniable fact that stockholders have sustained financial losses under the leadership of the incumbent Board. VIEX maintains its belief that in light of the Company’s financial performance and the destruction of stockholder value that has persisted under the leadership of the incumbent Board, significant changes are required to the Board.

•	Your disclosure that any attempt to increase or decrease the size of the board “would constitute an improper manipulation of the Company’s corporate machinery.”

VIEX acknowledges the Staff’s comment and believes that the statement has been properly couched as a belief of VIEX and believes that a reasonable factual basis exists for such belief. On a supplemental basis, VIEX offers the Staff the following explanation for its belief that any attempt to increase or decrease the size of the Board “would constitute an improper manipulation of the Company’s corporate machinery.” VIEX is concerned that stockholders may be deprived of material information with respect to the election of directors if the Board were to make any significant changes to the composition of the Board within such close proximity to the annual meeting, which could potentially disenfranchise stockholders and frustrate VIEX’s lawful proxy solicitation.

1 Calculated from April 30, 2014 to April 26, 2016.
2 Company 10-Q filed May 8, 2014.
3 Company Q4 2015 Earnings Call on February 17, 2016.
4 Company Q4 2015 Earnings Call on February 17, 2016.

May 4, 2016

•	Your disclosure that your goal is “to maximize value for ALL stockholders.”

VIEX acknowledges the Staff’s comment and is unclear on what foundation the Staff is seeking with respect to VIEX’s statement that “we have one simple goal – to maximize value for ALL stockholders.” VIEX’s goal remains to maximize value for all of the Company’s stockholders. VIEX has explained that, collectively as the largest stockholder of the Company, VIEX has a vested financial interest in maximizing the value of the Company, which is why VIEX is interested in maximizing value for all of the Company’s stockholders.

•	Your disclosure that the board has “an apparent disregard for stockholders’ input.” (page 9)

VIEX acknowledges the Staff’s comment and believes that the statement has been properly couched as a belief of VIEX and believes that a reasonable factual basis exists for such belief. Further, VIEX notes that its belief has been further qualified with the word “apparent” and maintains that the Company’s actions do amount to an apparent disregard for stockholders’ input. On a supplemental basis, VIEX offers the Staff the following explanation for its belief regarding the Company’s “apparent disregard for stockholders’ input.” First, VIEX refers the Staff to its letter to the Staff dated May 2, 2016, which included the contents of the letter sent by Chairman Jim Stephens to Joshua E. Schechter on October 29, 2015 (the “October 29th Letter”). In the October 29th Letter, Mr. Stephens informed Mr. Schechter that the Board had rejected VIEX’s proposed terms for a settlement framework and the Company did not offer a counter proposal. Moreover, Mr. Stephens concluded the October 29th Letter with “it is the determination of our Board that your current proposal does not provide the basis for us to discuss a resolution.” VIEX believes that the Board’s determination that there was no basis to discuss a resolution with VIEX following VIEX’s efforts to reach an agreement with the Company supports VIEX’s belief that the Company has an apparent disregard for stockholders’ input.

In addition, VIEX notes that shortly following the filing of VIEX’s initial Schedule 13D, the Board unilaterally adopted a stockholder rights agreement generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock. The Board subsequently unilaterally adopted Bylaw amendments making it much more difficult for stockholders to nominate directors and bring business before meetings. Also, rather than engaging constructively with VIEX or otherwise seeking the input of stockholders, the Board unilaterally replaced three incumbent directors, representing half of the members of the Board. In VIEX’s opinion, such unilateral actions by the Board amount to an apparent disregard for stockholders’ input, especially considering VIEX’s efforts to work constructively with the Board.

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	That the company has a history of “perennial underperformance,” “poor financial and stock price performance, failed execution and poor corporate governance...”

VIEX acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief regarding the Company’s “perennial underperformance” and history of “poor financial and stock price performance, failed execution and poor corporate governance.”

May 4, 2016

With respect to the Company’s “perennial underperformance” and history of “poor financial and stock price performance,” VIEX notes that, as explained in the Proxy Statement, the Company’s total shareholder returns have been negative over the past one, three, five and ten-year periods. Further, over each such period, Support.com has significantly trailed the NASDAQ Composite Index and the NASDAQ Computer Index.

	SPRT	NASDAQ Composite Index	NASDAQ Computer Index
1-year	-43%	-2%	0%
3-year	-76%	55%	70%
5-year	-83%	84%	88%
10-year	-79%	135%	135%

Source: Bloomberg, calculated as of April 25, 2016.

VIEX also believes that the Company’s negative total shareholder returns over the past one, three, five and ten-year periods are an indication of failed execution under the oversight of the incumbent Board. VIEX believes that if the Company were properly executing under the oversight of the incumbent Board, stockholders would not be experiencing negative shareholder returns over any relevant measurable period. Further, VIEX points to the 61.5%5 decline in the Company’s stock price since the announcement of the beta testing of the Company’s next generation cloud-based software as a service (SaaS) offering Nexus. As explained in the Proxy Statement, the Company’s cash balances are also being depleted in furtherance of the strategy. In VIEX’s opinion, the stock price decline and depletion of cash balances associated with Nexus is another indication of failed execution.

With respect to the Company’s poor corporate governance, VIEX notes that shortly following the filing of VIEX’s initial Schedule 13D, the Board unilaterally adopted a stockholder rights agreement generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock. The Board subsequently unilaterally adopted Bylaw amendments making it much more difficult for stockholders to nominate directors and bring business before meetings. Also, rather than engaging constructively with VIEX or otherwise seeking the input of stockholders, the Board unilaterally replaced three incumbent directors, representing half of the members of the Board. VIEX believes that the Board’s unilateral actions represent an attempt to entrench itself contrary to good corporate governance practices. Furthermore, as explained in the Proxy Statement, the Company’s stockholders are prohibited from taking action by written consent, cannot call special meetings and can amend certain provisions of the Company’s organizational documents (including all Bylaw provisions) with a prohibitively high supermajority vote of two-thirds of all outstanding shares. VIEX believes that the foregoing provisions, which limit the ability of stockholders to seek effective change at Support.com, reduce stockholders’ ability to hold the Board accountable, which VIEX believes represents poor corporate governance.

•	That the advance notice provisions for director nominations are “onerous” (page 6).

VIEX acknowledges the Staff’s comment and has revised its disclosure to replace the word “onerous” with “new.” Please see pages 6 and 10 of the Proxy Statement.

5 Calculated from April 30, 2014 to April 26, 2016.

May 4, 2016

On a supplemental basis, VIEX offers the Staff the following explanation in support of its belief that the advance notice provisions adopted by the Board for director nominations are “onerous.” As set forth in Annex A attached hereto, the Bylaws require a litany of information to be supplied with respect to the stockholder delivering the notice, the nominees and certain other persons in order for a nomination of directors to be valid (which goes well beyond the standard information requested in typical advance notice provisions).

Most troubling, however, is that Article III, Section 3(d) of the Bylaws requires that the nomination notice be constantly updated and supplemented “so that the information provided or required to be provided in such notice pursuant to this Section 3 shall be true and correct in all respects.” (emphasis added) This Article III, Section 3(d) of the Bylaws mandating the continuous update of the nomination notice also provides that “[i]f the information submitted pursuant to this Section 3 by any stockholder of a proposed nomination to be made at a meeting shall not be true and correct in all respects, such information may be deemed not to have been provided in accordance with this Section 3.” (emphasis added) Since there is no “materiality” qualifier, this provision in the Bylaws requires a stockholder to constantly update its nomination notice every time there is any little change in the information provided, or run the risk that the nomination will be held invalid. Each such supplement must be delivered to the Company within “five business days following the occurrence of any event, development or occurrence which would cause the information provided to be not true and correct in all respects.”

VIEX believes that the requirement to repeatedly update and supplement the nomination letter within five business days following the occurrence of any event, development or occurrence that causes the information provided to not be true and correct in all respects is particularly burdensome on stockholders, especially considering all of the information that must be provided for a valid nomination as detailed in Annex A attached hereto.

•	That the board has presided over a company “with ... an inability to set forth a business plan, deteriorating fundamentals and a significantly negative enterprise value.” (page 7)

VIEX acknowledges the Staff’s comment and has revised its disclosure to state that the Board has “presided over a company with poor share price performance and a significantly negative enterprise value. Please see page 7 of the Proxy Statement.

On a supplemental basis, VIEX has explained the Company’s poor share price performance in the Proxy Statement and in its responses to Comment #1 above and the first bullet point under this Comment #2. With respect to the Company’s “significantly negative enterprise value,” VIEX notes the Company currently has an enterprise value of negative $12.9 million.6

•	That you believe the company’s operating losses “will continue to mount and stockholder value will continue to deteriorate until direct stockholder representatives are added to the Board.” (page 8)

VIEX acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that “the Company’s operating losses will continue to mount and stockholder value will continue to deteriorate until direct stockholder representatives are added to the Board.” Over the past ten years, Support.com has accumulated over $166 million of operating losses.7 Further, as explained in greater detail in the Proxy Statement, the Company’s total shareholder returns have been negative over the past one, three, five and ten-year periods. VIEX is concerned that the destruction of stockholder value is in large part a function of a misalignment of interests between the directors (who collectively have a minimal ownership interest in the Company) and Support.com’s stockholders. The incumbent Board has not demonstrated an ability to generate stockholder value and VIEX believes that the Board is in need of directors whose interests are more closely aligned with those of stockholders and who will bring a stockholder’s perspective into the boardroom.

6 Source: Based on information contained in the Company’s quarterly report on Form 10-Q filed on May 2, 2016 and the Company’s market cap as of close on May 3, 2016.
7 Source: Bloomberg. Calculated from beginning of fiscal 2006 through fiscal 2015.

May 4, 2016

•	That the company has a “flawed business strategy” (page 9)

VIEX acknowledges the Staff’s comment and has revised its disclosure to further qualify as “seemingly flawed business strategy” and has deleted the word “flawed” from its section heading “We Are Concerned the Incumbent Board is Committed to a Strategy that has been Rejected by the Market.” Please see page 9 of the Proxy Statement.

VIEX offers the Staff the following explanation on a supplemental basis in support of its belief that the Company has a “flawed business strategy.” As explained in the Proxy Statement, since the Company’s Q1 2014 earnings call, during which Chairman Stephens announced the beta testing of the Company’s next generation cloud-based software as a service (SaaS) offering Nexus, the Company’s stock price has declined approximately 61.5%.8 At the same time, Support.com’s cash balances are being depleted in furtherance of the strategy, declining from approximately $75.5 million at the end of Q1 20149 to an estimated $50 to $52 million at year end 2016.10 Moreover, per the Company’s own guidance, the Company is not expected to achieve a breakeven run-rate until the end of 201811 under its existing strategy. From the foregoing, VIEX believes that the market has rejected the Company’s current strategy and that its continued pursuit will be detrimental to stockholders.

Further, VIEX notes that in fiscal 2013, the Company generated over $10 million in operating income; however, in fiscal 2014 and 2015, the Company generated operating losses in excess of $3 million and $28 million, respectively.12 With the beta testing of the Company’s next generation cloud-based software as a service (SaaS) offering Nexus being made in Q1 2014, VIEX believes that the Company’s subsequent operating losses are an indication that the strategy is not working.

3.
Please revise the third paragraph to highlight the fourth and fifth sentences to ensure that security holders are aware that they will be disenfranchised with respect to one seat if they return your proxy card.

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see the Cover Letter of the Proxy Statement.

Reasons for the Solicitation, page 9

4.
Refer to the sentence after the table on page 9. Revise your disclosure here and throughout the proxy statement to clarify references to the incumbent board to make clear that three of the current board members have served on the board for a very short period of time.

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see the Cover Letter and page 9 of the Proxy Statement.

5.
We note your disclosure that you believe the board’s approach to your involvement “violates stockholders’ rights.” You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion, including a detailed analysis of the specific security holders’ rights that you believe have been violated. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

VIEX acknowledges the Staff’s comment and has revised its disclosure to replace “violates” with “limits.” Please see page 10 of the Proxy Statement.

8 Calculated from April 30, 2014 to April 26, 2016.
9 Company 10-Q filed May 8, 2014.
10 Company Q4 2015 Earnings Call on February 17, 2016.
11 Company Q4 2015 Earnings Call on February 17, 2016.
12 Source: Bloomberg.

May 4, 2016

On a supplemental basis, VIEX provides the Staff with the following explanation in support of its belief that the Board’s approach to VIEX’s involvement limits stockholders’ rights. As explained in the Proxy Statement, shortly following the filing of VIEX’s initial Schedule 13D, the Board unilaterally adopted a stockholder rights agreement generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock (which has since been terminated and replaced with a Section 382 Tax Benefits Preservation Plan effectively preventing stockholders from acquiring 4.99% or more of the Company’s outstanding Common Stock without Board approval). The Board also unilaterally adopted Bylaw amendments making it much more difficult for stockholders to nominate directors and bring business before meetings. In addition, the Board unilaterally replaced three incumbent directors (representing half of the members of the Board) without stockholder input. In VIEX’s opinion, the foregoing actions, all of which occurred following the filing of VIEX’s initial Schedule 13D, threaten stockholders’ right to elect directors and serves to entrench the Board.

6.
We note your disclosure referring to the shares and percentage of shares held by the current members of the board in the fourth paragraph on page 10. Revise your disclosure in the following paragraph to state the percentage of shares owned by each of your nominees.

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see page 10 of the Proxy Statement.

*            *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:           Eric Singer, VIEX Capital Advisors, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

May 4, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A  filed by the undersigned on April 27, 2016 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

May 4, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER Individually and as attorney-in-fact for Richard Bloom and Brian J. Kelley

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

May 4, 2016

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

May 4, 2016

ANNEX A

Reproduced below, please find the information required by Article III, Section 3 of the Amended and Restated Bylaws of the Company in order for a stockholder to validly nominate director candidates. Pursuant to Article III, Section 3(d), such information must be updated and supplemented any time there is a change in the information so that “the information provided or required to be provided in such notice pursuant to this Section 3 shall be true and correct in all respects.”

I.	As to the Nominating Stockholder and each Proposing Person (as defined below):

a.	The name and address of such Proposing Person, as they appear on the Company’s stock transfer books:

b.
The class, series and number of shares of the Company directly or indirectly beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) and/or held of record by such Proposing Person (including any shares of any class or series of the Company as to which such Proposing Person has a right to acquire beneficial ownership, whether such right is exercisable immediately or only after the passage of time):

c.
A description in reasonable detail of any pending, or to any Proposing Person’s knowledge, threatened legal proceeding in which any Proposing Person is a party or participant involving the Company or any officer, director, “affiliate” (as such term is used by Rule 12b-2 under the Exchange Act) or “associate” (as such term is used by Rule 12b-2 under the Exchange Act) of the Company:

d.
A description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, written or oral) between any Proposing Person or any of its affiliates or associates, on the one hand, and the Company or any director, officer, affiliate or associate of the Company, on the other hand:

e.
The full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (together, a “Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company and a reasonably detailed description of any agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) that has been made by or on behalf of such Proposing Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk of stock price changes for, any Proposing Person or any of its affiliates or associates or to increase or decrease the voting power or pecuniary or economic interest of such Proposing Person or any of its affiliates or associates with respect to stock of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer:

May 4, 2016

f.
A description in reasonable detail of any proxy, contract, arrangement, understanding or relationship pursuant to which the Proposing Person has a right to vote any shares of the Company or which has the effect of increasing or decreasing the voting power of such Proposing Person:

g.
A description in reasonable detail of any rights to dividends on the shares of any class or series of shares of the Company directly or indirectly held of record or beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company:

h.
A description in reasonable detail of any performance-related fees (other than an asset-based fee) to which the Proposing Person may be entitled as a result of any increase or decrease in the value of the shares of the Company or any of its derivative securities:

i.	A description in reasonable detail of any direct or indirect interest of such Proposing Person in any contract or agreement with the Company, or any affiliate or associate of the Company:

j.
A description in reasonable detail of all agreements, arrangements and understandings (written or oral) (1) between or among any of the Proposing Persons or (2) between or among any Proposing Person and any other person or entity (including their names) in connection with the nomination, including without limitation any agreements that would be required to be disclosed by any Proposing Person or any other person or entity pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act and the rules and regulations promulgated thereunder (regardless of whether the requirement to file a Schedule 13D is applicable to the Proposing Person or other person or entity):

k.
All other information relating to such Proposing Person that would be required to be disclosed by it in a proxy statement or other filing required to be made by such Proposing Person in connection with the solicitation of proxies by such Proposing Person in support of the nomination proposed to be brought before the Annual Meeting pursuant to Section 14(a) and Regulation 14A under the Exchange Act:

l.
A representation as to whether any Proposing Person intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock entitled to vote and required to elect the Nominees as described in the Nominating Notice and, if so, identifying such Proposing Person:

m.
A representation that the Nominating Stockholder or its qualified representative intends to appear in person at the Annual Meeting to nominate the Nominees specified in the Nominating Notice and to vote all proxies solicited:

II.	As to each Nominee:

a.	All information with respect to each Nominee that would be required to be set forth in a stockholder’s notice pursuant to Section 3(c)(i) of the Bylaws if the Nominee were a Proposing Person:

i.	The name and address of such Nominee, as they appear on the Company’s stock transfer books:

ii.
The class, series and number of shares of the Company directly or indirectly beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) and/or held of record by such Nominee (including any shares of any class or series of the Company as to which such Nominee has a right to acquire beneficial ownership, whether such right is exercisable immediately or only after the passage of time):

iii.
A description in reasonable detail of any pending, or to any Nominee’s knowledge, threatened legal proceeding in which any Nominee is a party or participant involving the Company or any officer, director affiliate or associate of the Company:

iv.
A description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, written or oral) between any Nominee or any of his affiliates or associates, on the one hand, and the Company or any director, officer, affiliate or associate of the Company, on the other hand:

May 4, 2016

v.
The full notional amount of any securities that, directly or indirectly, underlie any Synthetic Equity Position and that is, directly or indirectly, held or maintained by such Nominee with respect to any shares of any class or series of shares of the Company and a reasonably detailed description of any agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) that has been made by or on behalf of such Nominee, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk of stock price changes for, any Nominee or any of their affiliates or associates or to increase or decrease the voting power or pecuniary or economic interest of such Nominee or any of his affiliates or associates with respect to stock of the Company:

vi.
A description in reasonable detail of any proxy, contract, arrangement, understanding or relationship pursuant to which the Nominee has a right to vote any shares of the Company or which has the effect of increasing or decreasing the voting power of such Nominee:

vii.
A description in reasonable detail of any rights to dividends on the shares of any class or series of shares of the Company directly or indirectly held of record or beneficially by such Nominee that are separated or separable from the underlying shares of the Company:

viii.
A description in reasonable detail of any performance-related fees (other than an asset-based fee) to which the Nominee may be entitled as a result of any increase or decrease in the value of the shares of the Company or any of its derivative securities:

ix.	A description in reasonable detail of any direct or indirect interest of such Nominee in any contract or agreement with the Company, or any affiliate or associate of the Company:

x.
A description in reasonable detail of all agreements, arrangements and understandings (written or oral) (1) between or among any of the Nominees or (2) between or among any Nominee and any other person or entity (including their names) in connection with the nomination by a stockholder, including without limitation any agreements that would be required to be disclosed by any Nominee or any other person or entity pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act and the rules and regulations promulgated thereunder (regardless of whether the requirement to file a Schedule 13D is applicable to the Nominee or other person or entity):

xi.
All other information relating to such Nominee that would be required to be disclosed by him in a proxy statement or other filing required to be made by such Nominee in connection with the solicitation of proxies by such Nominee in support of the nomination proposed to be brought before the Annual Meeting pursuant to Section 14(a) and Regulation 14A under the Exchange Act:

xii.
A representation as to whether any Nominee intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock entitled to vote and required to elect the Nominees as described in the Nominating Notice and, if so, identifying such Nominee:

xiii.
A representation that the Nominee or his qualified representative intends to appear in person at the Annual Meeting to propose the actions specified in the Nominating Notice and to vote all proxies solicited:

b.
A description in reasonable detail of any and all litigation, whether or not judicially resolved, settled or dismissed, relating to the Nominee’s past or current service on the board of directors (or similar governing body) of any corporation, limited liability company, partnership, trust or any other entity where a legal complaint filed in any state or federal court located within the United States alleges that the Nominee committed any act constituting (1) a breach of fiduciary duties, (2) misconduct, (3) fraud, (4) breaches of confidentiality obligations, and/or (5) a breach of the entity’s code of conduct applicable to directors:

c.
All information relating to such Nominee that would be required to be disclosed in a proxy statement or other filing required to be made by any Proposing Person pursuant to Section 14(a) under the Exchange Act to be made in connection with a solicitation of proxies for an election of directors in a contested election (including such Nominee’s written consent to be named in the proxy statement as a nominee and to serve as a director of the Company if elected):

May 4, 2016

d.
A description in reasonable detail of any and all agreements, arrangements and/or understandings, written or oral, between such Nominee and any person or entity (other than the Company) with respect to any direct or indirect compensation, reimbursement or indemnification in connection with such Nominee’s service or action as a member of the Board:

e.
All information that would be required to be disclosed pursuant to Items 403 and 404 under Regulation S-K if the stockholder giving the notice or any other Proposing Person were the “registrant” for purposes of such rule and the Nominee were a director or executive officer of such registrant:

The term “Proposing Person” is defined in the Bylaws as: “(i) the stockholder providing the Proposal Notice or Nominating Notice, as applicable, (ii) the beneficial owner of the Corporation’s capital stock, if different, on whose behalf the Proposal Notice or Nominating Notice, as applicable, is given, (iii) any affiliate or associate of such beneficial owner (as such terms are defined in Rule 12b-2 (or any successor thereof) under the Exchange Act, (iv) each other person who is the member of a “group” (for purposes of these Bylaws, as such term is used in Rule 13d-5 under the Exchange Act) with any such stockholder or beneficial owner or is otherwise Acting in Concert with any such stockholder or beneficial owner with respect to the proposal or nominations, as applicable, and (v) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with such stockholder or beneficial owner in such solicitation of proxies in respect of any such proposal or nominations, as applicable.”

Under the Bylaws, a person “shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Corporation in parallel with, such other person where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.”